Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

In this report, as used herein, and unless the context suggests otherwise, the term “Company” refers to Digital Currency X Technology Inc., and the terms “we,” “us” or “ours” refer to the combined business of Digital Currency X Technology Inc., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on April 30, 2026 (the “2025 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, and those listed in the 2025 Annual Report under “Item 3. Key Information - D. Risk Factors” or in other parts of the 2025 Annual Report.

A. Operating Results

Overview

Historically, our business in China was primarily engaged in the research, development, manufacturing, sales, and service of new energy vehicles and traditional fuel vehicles, as well as the design, production, after-sales service, and export of vehicle parts. In light of intense industry competition, persistent supply chain challenges, and an accumulated deficit of US$371.00 million as of December 31, 2025, we conducted a comprehensive strategic review of our operations. As a result, we resolved to exit the electric vehicle manufacturing business and to leverage our expertise in technology and asset management to transition into the digital asset sector.

On March 18, 2026, we entered into a binding share purchase agreement pursuant to which we agreed to sell our entire equity interest in the Disposed Group to an unaffiliated third-party purchaser for a total consideration of US$1.00. The Disposed Group comprises Chijet Inc. and all of its subsidiaries, which represented our electric vehicle manufacturing business. The sale was completed on March 20, 2026. Following the disposal, the Disposed Group’s results of operations for the period from January 1, 2026 through March 20, 2026 are presented as discontinued operations in our condensed consolidated statements of operations for the six months ended June 30, 2026. As of June 30, 2026, these entities are no longer included in our consolidated financial statements, and no assets or liabilities of the Disposed Group remain on our condensed consolidated balance sheet.

Recent Development

We are a technology company focused on digital asset management, currently undergoing a strategic transition following the divestment of our electric vehicle manufacturing business. As the core of its new business, DexTrader was launched in 2026 as an information service that aggregates and displays publicly available on-chain and market data relating to decentralized exchanges. Operated under NexFi Inc, DexTrader is positioned solely as a data and information service and does not facilitate any asset transactions. As of the date of this report, DexTrader remains in its early operational phase, focused on user acquisition and product optimization, and has not yet generated any revenues.

On June 24, 2026, we entered into a securities purchase agreement with several investors for a private placement of units with an aggregate size of US$700 million. As of June 30, 2026, we issued an aggregate of 331,753,557 units, consisting of 331,753,557 Class A Ordinary Shares and 995,260,671 warrants. On July 3, 2026, we received 491,849,359 EDGEAI as consideration (with an aggregate gross value of US$700 million). Each unit was sold at a purchase price of US$2.11. The warrants have an exercise price of US$2.11 per share, are exercisable starting June 30, 2026, and expire three years thereafter. We intend to use the proceeds from the private placement for working capital and general corporate purposes.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the Six Months Ended June 30,
	2026	2025
	US$’000	US$’000
Total revenues	-	-
Total cost of revenues	-	-
Gross profit	-	-

Operating expenses:
Selling, general and administrative	2,035	2,097
Loss from operations	(2,035)	(2,097)

Other expenses, net	(186,972)	-
Provision for income tax	-	-
Net loss from continuing operations	(189,007)	(2,097)
Net income (loss) from discontinued operations	253,217	(59,392)
Net income (loss)	64,210	(61,489)

Selling, general and administrative

Our selling, general and administrative expenses decreased from US$2.10 million for the six months ended June 30, 2025 to US$2.04 million for the six months ended June 30, 2026, representing a decrease of US$0.06 million, or 3.0%. The decrease was primarily attributable to the completion of the divestiture of our electric vehicle manufacturing business in March 2026, which resulted in a corresponding reduction in advisory and professional fees associated with the disposed operations. This reduction was partially offset by US$0.33 million of administrative expenses incurred by NexFi Inc., our wholly-owned subsidiary established on October 22, 2025 to support our new business initiatives, which had no such expenses in the prior period.

Other expenses, net

Other expenses, net, are primarily composed of unrealized gains or losses from fair value changes of crypto assets. Other expenses, net, increased from nil for the six months ended June 30, 2025 to US$186.97 million for the six months ended June 30, 2026. The increase was primarily attributable to unrealized fair value losses on our cryptocurrency holdings of US$186.97 million recognized during the period.

Net income (loss) from continuing operations

As a result of the foregoing factors, net loss from continuing operations was US$189.01 million for the six months ended June 30, 2026, compared to a net loss from continuing operations of US$2.10 million for the six months ended June 30, 2025.

Net loss from discontinued operations, net of income taxes

Due to the ongoing losses from the electric vehicle manufacturing business, we disposed the electric vehicle manufacturing business in March 2026. Accordingly, the related operating results have been reclassified as discontinued operations. Net income from discontinued operations, net of income taxes, was US$253.22 million for the six months ended June 30, 2026, compared to a net loss from discontinued operations of US$59.39 million for the six months ended June 30, 2025. The increase was primarily driven by a US$258.83 million gain on disposal recognized in the first quarter of 2026. Additionally, the current period included less than three months of operating losses from the discontinued operations prior to disposal, with no depreciation recorded during the period, compared to a full six months of operating losses, depreciation, interest, and litigation expenses in the prior period.

B. Liquidity and Capital Resources

We have been funded primarily through financing from shareholders. As of June 30, 2026, our cash and cash equivalents were US$1.34 million, and our working capital from continuing operations was approximately US$216.81 million.

We have incurred recurring operating losses and negative operating cash flows in recent periods. In addition, we have undergone a significant strategic transformation, including the disposal of our electric vehicle manufacturing business and a transition to digital asset-related activities, which have limited operating history. These factors indicate that we are subject to certain risks and uncertainties.

In accordance with applicable accounting guidance, management has evaluated our ability to continue as a going concern for a period of at least twelve months from the date of issuance of these financial statements. This evaluation included the preparation of detailed cash flow forecasts reflecting our current cost structure and expected operating requirements.

Based on this assessment, management expects that we will maintain sufficient liquidity to meet our obligations as they fall due for at least twelve months from the issuance date of these financial statements. This expectation is based on our minimal operating expense structure, the absence of material debt obligations, and the significant liquidity enhancement from the private placement completed in July 2026.

On June 24, 2026, we entered into a securities purchase agreement with several investors for a private placement of units with an aggregate size of US$700 million. As of June 30, 2026, we issued an aggregate of 331,753,557 units, consisting of 331,753,557 Class A Ordinary Shares and 995,260,671 warrants. On July 3, 2026, we received 491,849,359 EDGEAI as consideration (with an aggregate gross value of US$700 million). Each unit was sold at a purchase price of US$2.11. The warrants have an exercise price of US$2.11 per share, are exercisable starting June 30, 2026, and expire three years thereafter. We intend to use the proceeds from the private placement for working capital and general corporate purposes. The EDGEAI tokens received under this private placement may be monetized to fund operating expenditures through multiple approaches, including (i) sales on public trading platforms; (ii) off-market transfers to accredited institutional investors; (iii) settlement of platform-related usage fees where counterparties accept token payments; and (iv) bilateral swaps into more liquid digital assets for subsequent conversion to fiat cash. Realization of cash is subject to limited market liquidity, counterparty availability and regulatory uncertainties.

Substantially all of our assets (approximately 99% of total assets as of June 30, 2026) consist of digital assets held entirely in EDGEAI tokens, which are subject to price volatility and evolving market conditions. Subsequent to June 30, 2026 and through the date of this report, the market price of EDGEAI tokens has increased by approximately 15%. Notwithstanding such recent market movement, the price and trading volume of any digital asset remain subject to significant uncertainty and volatility and may decline materially in the future without recovery. There can be no assurance that any digital asset will maintain its value or that meaningful trading activity will continue to support liquid markets for such digital assets. While these factors introduce uncertainty, they have been considered in management’s assessment.

We have undertaken various strategic initiatives to support our long-term operations and financial position. These include the development of a digital asset trading platform, expansion of digital asset-related services, and access to financing arrangements that may provide additional liquidity if required. The timing and extent of benefits from these initiatives are subject to market conditions and execution risks.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months Ended June 30,
(US$’000)	2026	2025
Summary of Consolidated Cash Flow Data:
Net cash used in continuing operating activities	(2,606)	(1,678)
Net cash provided by discontinued operating activities	3,679	3,300
Net cash used in continuing investing activities	-	-
Net cash used in discontinued investing activities	(707)	(261)
Net cash provided by continuing financing activities	-	-
Net cash used in discontinued financing activities	-	(1,789)
Effects of currency translation on cash, cash equivalents, and restricted cash	(3,905)	(2,956)
Net increase (decrease) in cash, cash equivalents and restricted cash	366	(428)

Operating activities

For the six months ended June 30, 2026, net cash used in continuing operating activities was US$2.61 million. The cash used was primarily attributable to the net loss from continuing operations of US$189.01 million, partially offset by non-cash charges, including the unrealized fair value loss on crypto assets of US$186.97 million.

For the six months ended June 30, 2025, net cash used in continuing operating activities was US$1.68 million. The cash outflow was primarily attributable to a net loss from continuing operations of US$2.10 million and a decrease in accruals and other current liabilities to related parties of US$1.69 million, partially offset by a decrease in other current assets of US$1.51 million, an increase in accruals and other current liabilities of US$0.51 million, and share-based compensation expenses of US$0.09 million.

Investing Activities

For the six months ended June 30, 2026 and 2025, we did not have any continuing investing activities.

Financing Activities

For the six months ended June 30, 2026 and 2025, we did not have any continuing financing activities.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.